Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF VICE PRESIDENT

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that, due to his age, Mr. Wang Zhongcai (“Mr. Wang”) has tendered his resignation and ceased to hold the position of vice president of the Company with effect from 3 April 2020.

Mr. Wang has confirmed that he has no disagreement with the Board and is not aware of any other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Wang has been diligent, dedicated and meticulous at work since appointment. The Board would like to express its sincere gratitude to Mr. Wang for his significant contributions to the Company’s development during his tenure.

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

Beijing, the PRC

3 April 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive Directors.